Evergreen Growth and Income Fund

5. ACQUISITION

Effective on the close of business on December 5, 2003, the Fund acquired substantially all the assets and assumed certain liabilities of Evergreen Capital Growth Fund in a tax-free exchange for Class A, Class B, Class C and Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $33,299,246. The aggregate net assets of the Fund and Evergreen Capital Growth Fund immediately prior to the acquisition were $493,989,654 and $422,572,713, respectively. The aggregate net assets of the Fund immediately after the acquisition were $916,562,367.

Evergreen Special Values Fund

5. ACQUISITION

Effective at the close of business on and assumed certain liabilities of Evergreen A, Class B, Class C and Class I sharesC ??, Class I and Class IS shares of Evergreen 0.92, 0.91, 0.94 and 0.93 for Class of the Fund. The acquired net assets appreciation of $74,715,238. The aggregate Value Fund immediately prior to the respectively. The aggregate net assets $1,268,789,289.